Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 12, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Asaf Berenstin and Maya Shitrit and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Formula Systems (1985) Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Thursday, December 8, 2022, at the Special General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, on Thursday, January 12, 2023 at 2:00 p.m. (local time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Special General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice and Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. If no direction is made, the undersigned will be deemed to have not participated in the voting.

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposals 1 and 2 unless the undersigned indicates that (i) he, she or it is NOT a controlling shareholder and DOES NOT have a conflict of interest in the approval of Proposals 1 and 2, by checking the box “FOR” Item 1A and 2A on the reverse side, or (ii) he, she or it is a controlling shareholder or has a conflict of interest in the approval of Proposals 1 and 2, by checking the box “AGAINST” Items 1A and 2A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

January 12, 2023

Please date, sign and mail your proxy card in the
envelope provided as soon as possible.

☐ Please detach along perforated line before mailing. ☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH
OF THE PROPOSALS BELOW.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

Important Instructions for Items 1A and 2A relating to Proposals 1 and 2 (respectively):

Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposals 1 or 2 unless you complete Items 1A and 2A, respectively.

ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOXES MARKED “FOR” WITH RESPECT TO ITEMS 1A AND 2A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS 1 OR 2. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the votes on Proposals 1 and 2, you should check the box “AGAINST” on Items 1A or 2A (as applicable).

	PROPOSAL	FOR	AGAINST	ABSTAIN
1.	Approval of the Company’s amended and restated compensation policy	☐	☐	☐
1A.

By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a “personal interest” (i.e., a conflict of interest) in the approval of Proposal 1 (in each case as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) and described in the Proxy Statement). If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.

[MUST COMPLETE]

		☐	☐
2.	Re-approval of an award of equity- based compensation to the Company’s chief executive officer, Mr. Guy Bernstein	☐	☐	☐
2A.

By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a “personal interest” (i.e., a conflict of interest) in the approval of Proposal 2 (in each case as defined in the Companies Law and described in the Proxy Statement). If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.

[MUST COMPLETE]

		☐	☐
3.

Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for 2022, and authorization of the Company’s Board of Directors and/or its audit committee to fix the compensation for such independent registered public accountants

		☐	☐	☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.